SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
PUBLICLY HELD COMPANY
CNPJ/MF nº 02.558.074/0001 -73 - NIRE 353001587.9 -2

PRESS RELEASE

The management of Vivo Participações S.A. ((NYSE: VIV; BOVESPA: VIVO4.PN) (“Vivo” or the “Company”) hereby announces that on April 22, 2009, Vivo filed its annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Annual Report”) with the Securities and Exchange Commission (the “SEC”). The 2008 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at www.vivo.com.br/ir. In addition, shareholders may receive a hard copy of the Company’s complete financial statements free of charge by requesting a copy within a reasonable period of time from Mr. Carlos Raimar Schoeninger in Vivo’s Investor Relations Office at +55 (11) 7420-1172 or email: ir@vivo.com.br.

Any further information or questions regarding the 2008 Annual Report may be obtained by contacting Mr. Schoeninger.

São Paulo, April 22, 2009

VIVO PARTICIPAÇÕES S.A.
Ernesto Gardelliano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.